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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                            (Amendment No.___1____)*


                          Energy Service Company, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                Common Stock**
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   292719101
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


    Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


- -------------------------------
** The amount reflected in Item 9 of the cover pages may include Common
     Stock issuable upon conversion of shares of $1.50 Cumulative Convertible Exchangeable Preferred Stock (CUSIP 292719309). In the aggregate, Merrill Lynch & Co., Inc. may be deemed to beneficially own 20,000,155 shares of Common Stock and 600 shares of Convertible Preferrred Stock.

CUSIP NO.  292719101                   13G                   PAGE 2 OF 12 PAGES


1  NAME OF REPORTING PERSON
   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Merrill Lynch & Co., Inc.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  Joint Filing
                                                                    (a) [_]
                                                                    (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

          5  SOLE VOTING POWER
             None

          6  SHARED VOTING POWER
             20,004,440

          7  SOLE DISPOSITIVE POWER
             None

          8  SHARED DISPOSITIVE POWER
             20,004,440


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        20,004,440


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
        N/A


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        8.9%


12  TYPE OF REPORTING PERSON*
        HC, CO



                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO.  292719101                   13G                   PAGE 3 OF 12 PAGES

1  NAME OF REPORTING PERSON
   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Merrill Lynch Group, Inc.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  Joint Filing
                                                                    (a) [_]
                                                                    (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

          5  SOLE VOTING POWER
             None

          6  SHARED VOTING POWER
             20,000,000

          7  SOLE DISPOSITIVE POWER
             None

          8  SHARED DISPOSITIVE POWER
             20,000,000


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        20,000,000


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
        N/A


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        8.9%


12  TYPE OF REPORTING PERSON*
        HC, CO




                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO.  292719101                   13G                   PAGE 4 OF 12 PAGES

1  NAME OF REPORTING PERSON
   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Princeton Services, Inc.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  Joint Filing
                                                                    (a) [_]
                                                                    (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

          5  SOLE VOTING POWER
             None

          6  SHARED VOTING POWER
             20,000,000

          7  SOLE DISPOSITIVE POWER
             None

          8  SHARED DISPOSITIVE POWER
             20,000,000


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        20,000,000


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
        N/A


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        8.9%


12  TYPE OF REPORTING PERSON*
        HC, CO




                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO.  292719101                   13G                   PAGE 5 OF 12 PAGES

1  NAME OF REPORTING PERSON
   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Merrill Lynch Asset Management, L.P.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  Joint Filing
                                                                    (a) [_]
                                                                    (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

          5  SOLE VOTING POWER
             None

          6  SHARED VOTING POWER
             20,000,000

          7  SOLE DISPOSITIVE POWER
             None

          8  SHARED DISPOSITIVE POWER
             20,000,000


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        20,000,000


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
        N/A


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        8.9%


12  TYPE OF REPORTING PERSON*
        IA, PN




                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO.  292719101                   13G                   PAGE 6 OF 12 PAGES

1  NAME OF REPORTING PERSON
   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Merrill Lynch Growth Fund For Investment & Retirement


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  Joint Filing
                                                                    (a) [_]
                                                                    (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION
           Massachusetts


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

          5  SOLE VOTING POWER
             None

          6  SHARED VOTING POWER
             20,000,000

          7  SOLE DISPOSITIVE POWER
             None

          8  SHARED DISPOSITIVE POWER
             20,000,000


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        20,000,000


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
        N/A


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        8.9%


12  TYPE OF REPORTING PERSON*
        IV, OO




                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G


Item 1 (a)    Name of Issuer:
              ---------------

              Energy Service Company, Inc.


Item 1 (b)    Address of Issuer's Principal Executive Offices:
              -----------------------------------------------

              2700 Fountain Place
              1445 Ross Ave.
              Dallas, Texas 75202


Item 2 (a)    Names of Persons Filing:
              -----------------------

              Merrill Lynch & Co., Inc.
              Merrill Lynch Group, Inc.
              Princeton Services, Inc.
              Merrill Lynch Asset Management, L.P.
              Merill Lynch Growth Fund For Investment & Retirement


Item 2 (b)    Address of Principal Business Office, or, if None, Residence:
              ------------------------------------------------------------

              Merrill Lynch & Co., Inc.
              World Financial Center, North Tower
              250 Vesey Street
              New York, New York  10281

              Merrill Lynch Group, Inc.
              World Financial Center, North Tower
              250 Vesey Street
              New York, New York  10281

              Princeton Services, Inc.
              800 Scudders Mill Road
              Plainsboro, New Jersey  08536

              Merrill Lynch Asset Management, L.P.
              800 Scudders Mill Road
              Plainsboro, New Jersey  08536

              Merrill Lynch Growth Fund For Investment & Retirement 800 Scudders Mill Road
              Plainsboro, New Jersey  08536

                               Page 7 of 12 Pages

Item 2 (c)    Citizenship:
              -----------

              See Item 4 of Cover Pages


Item 2 (d)    Title of Class of Securities:
              ----------------------------

              Common Stock


Item 2 (e)    CUSIP Number:
              ------------

              292719101


Item 3

          Merrill Lynch & Co., Inc. ("ML&Co."), Merrill Lynch Group, Inc. ("ML Group") and Princeton Services, Inc. ("PSI") are parent holding companies, in accordance with (S) 240.13d-1(b)(1)(ii)(G). Merrill Lynch Asset Management, L.P. (d/b/a Merrill Lynch Asset Management ("MLAM")) is an investment adviser registered under (S) 203 of the Investment Advisers Act of 1940. Merrill Lynch Growth Fund For Investment & Retirement is an investment company registered under Section 8 of the Investment Company Act of 1940.


Item 4        Ownership
              ---------

              (a) Amount Beneficially Owned:

          See Item 9 of Cover Pages. Pursuant to (S) 240.13d-4, ML&Co., ML Group, PSI, MLAM and Merrill Lynch Growth Fund For Investment & Retirement (the "Reporting Persons") disclaim beneficial ownership of the securities of Energy Service Company, Inc. referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Act"), the beneficial owner of any securities of Energy Service Company, Inc. covered by this statement, other than certain securities of Energy Service Company, Inc. held in Merrill Lynch, Pierce, Fenner & Smith Incorporated proprietary accounts.


              (b) Percent of Class:

                          See Item 11 of Cover Pages

              (c) Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote:

                          See Item 5 of Cover Pages

                  (ii) shared power to vote or to direct the vote:

                          See Item 6 of Cover Pages

                               Page 8 of 12 Pages

                 (iii) sole power to dispose or to direct the disposition of:

                          See Item 7 of Cover Pages

                  (iv) shared power to dispose or to direct the disposition of:

                          See Item 8 of Cover Pages


Item 5         Ownership of Five Percent or Less of a Class.
               --------------------------------------------

               Not Applicable


Item 6         Ownership of More than Five Percent on Behalf of Another Person.
               ---------------------------------------------------------------


          MLAM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and acts as an investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940. With respect to securities held by those investment companies, several persons have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Merrill Lynch Growth Fund For Investment & Retirement, a reporting person on this Schedule 13G for which MLAM serves as investment adviser, has an interest that relates to more than 5% of the class of securities reported herein. No other person has an interest that relates to more than 5% of the class of securities reported herein.


Item 7         Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company.
               -------

               See Exhibit A


Item 8         Identification and Classification of Members of the Group.
               ---------------------------------------------------------

               Not Applicable


Item 9         Notice of Dissolution of Group.
               -------------------------------

               Not Applicable

                               Page 9 of 12 Pages

Item 10        Certification.
               -------------

          By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.
- ---------

          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February    , 1994           Merrill Lynch & Co., Inc.

                                    /s/ David L. Dick
                                    -------------------------------
                                    Name: David L. Dick
                                    Title: Assistant Secretary


                                    Merrill Lynch Group, Inc.

                                    /s/ David L. Dick
                                    -------------------------------
                                    Name: David L. Dick
                                    Title: Secretary


                                    Princeton Services, Inc.

                                    /s/ David L. Dick
                                    -------------------------------
                                    Name: David L. Dick
                                    Title: Attorney-in-Fact*


                                    Merrill Lynch Asset Management, L.P.
                                    By:  Princeton Services, Inc.
                                         (General Partner)

                                    /s/ David L. Dick
                                    -------------------------------
                                    Name: David L. Dick
                                    Title: Attorney-in-Fact*


                                    Merrill Lynch Growth Fund for Investment
                                      and Retirement

                                    /s/ David L. Dick
                                    -------------------------------
                                    Name: David L. Dick
                                    Title: Attorney-in-Fact**


________________
* Signed pursuant to a power of attorney, dated February 10, 1994, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1994 with respect to Dial REIT Inc.

** Signed pursuant to a power of attorney, dated February 10, 1994, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1994 with respect to Cirrus Logic Inc.

                              Page 10 of 12 Pages

                           EXHIBIT A TO SCHEDULE 13G
                           -------------------------

                   ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES
                   -----------------------------------------



          Three of the persons filing this report, Merrill Lynch & Co., Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML&Co."), Merrill Lynch Group, Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML Group"), and Princeton Services, Inc., a Delaware corporation with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey ("PSI"), are parent holding companies pursuant to (S) 240.13d-1(b)(1)(ii)(G). Pursuant to the instructions in Item 7 of Schedule 13G, the relevant subsidiaries of ML&Co. are ML Group, Merrill Lynch, Pierce, Fenner & Smith Incorporated, a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("MLPF&S"), and PSI, which is the general partner of Merrill Lynch Asset Management, L.P. (d/b/a Merrill Lynch Asset Management) ("MLAM"). The relevant subsidiary of ML Group is PSI.

          ML Group, a wholly-owned direct subsidiary of ML&Co., may be deemed to be the beneficial owner of 8.9% of the common stock of Energy Service Company, Inc. by virtue of its control of its wholly-owned subsidiary, PSI.

          PSI, a wholly-owned direct subsidiary of ML Group, may be deemed to be the beneficial owner of 8.9% of the common stock of Energy Service Company, Inc. by virtue of its being the general partner of MLAM.

          MLAM, a Delaware limited partnership with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. MLAM may be deemed to be the beneficial owner of 8.9% of the common stock of Energy Service Company, Inc. as a result of its acting as investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940.

          One registered investment company advised by MLAM, Merrill Lynch Growth Fund For Investment & Retirement (the "Fund"), is the beneficial owner of 8.9% of the securities of Energy Service Company, Inc.

          Finally, certain Merrill Lynch trust companies, each of which is a wholly-owned subsidiary of ML Group and a bank as defined in section 3(a)(6) of the Securities Exchange Act of 1934 (the "Act"), may be deemed to be the beneficial owners of certain securities reported herein.

          Pursuant to   240.13d-4, ML&Co., ML Group, MLPF&S, the Merrill Lynch
trust companies, PSI, MLAM, and the Fund disclaim beneficial ownership of the securities of Energy Service Company, Inc., and the filing of this Schedule 13G shall not be

                              Page 11 of 12 Pages
construed as an admission that any such entities are, for the purposes of
Section 13(d) or 13(g) of the Act, the beneficial owner of any securities of the Energy Service Company, Inc., other than, in the case of ML&Co. and MLPF&S, securities of Energy Service Company, Inc. held by MLPF&S in proprietary accounts.

                              Page 12 of 12 Pages